Exhibit (a)(3)

DICON FIBEROPTICS, INC.

April 25, 2006

Dear Shareholders of DiCon Fiberoptics, Inc.:

The enactment of new legislation requiring all public companies to comply with new corporate governance standards has greatly increased the Company’s operating expenses. As a result, we have decided to deregister our common stock with the SEC. In order to do so, we must have a shareholder base of less than 300 holders of record. Therefore, we are attempting to achieve this goal through the repurchase of our stock. The Board of Directors has approved a repurchase of 154,500 shares of the Company’s common stock, or 0.14% of our 111,914,410 outstanding shares. A copy of the Offer to Purchase is enclosed. If the Company is not able to reduce its shareholder base below 300, it will consider other options to achieve this result including a reverse stock split.

The Company is conducting the offer through a procedure referred to as a “Tender Offer.” All shares purchased in the offer will receive the same purchase price of $1.00 per share. In addition, if you own 100 shares or less and tender all of your shares, you will receive priority and have all of your shares purchased even if more than 154,500 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

We encourage each shareholder to read carefully the attached Offer to Purchase and related materials. Neither DiCon Fiberoptics, Inc. nor our Board of Directors make any recommendation whether to tender shares to the Company. You should make your decision independently after consulting with your advisors.

If you need information or additional forms, please call Jean Lin at (510) 620-5352 or email Jean Lin at jlin@diconfiber.com.

Unless otherwise extended, the offer will expire at 9:00 p.m. California Time on May 22, 2006. We again encourage you to read carefully the enclosed material.

As always, we appreciate your interest in DiCon Fiberoptics, Inc.

Sincerely,

Ho-Shang Lee

President and Chief Executive Officer